Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces First Half 2023 Financial Results

Beijing, December 27, 2023 -- Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), an NYSE-listed real estate developer operating primarily in China with projects in the United States, today announced its unaudited financial results for the six months ended June 30, 2023.

First Half of 2023 Highlights

•	Gross profit increased by US$29.0 million to US$76.6 million, or 19.7% of total revenue for the first half of 2023 from US$47.6 million, or 8.1% of total revenue for the first half of 2022.

•	Selling, general, and administrative (“SG&A”) expenses significantly decreased by 69.2% to US$21.9 million for the first half of 2023 from US$71.0 million for the first half of 2022. As a percentage of total revenue, SG&A expenses were 5.6% and 12.2% for the first half of 2023 and 2022, respectively.

•	Total debt outstanding was US$2,044.0 million as of June 30, 2023, a decrease of 4.5% from US$2,140.4 million as of December 31, 2022.

Financial Results for the First Half of 2023

Revenue

For the first half of 2023, the Company’s total revenue decreased by 33.5% to US$388.2 million, compared to US$584.1 million for the first half of 2022, and the Company’s average selling price per square meter for real estate properties sold in China increased by 45.6% to RMB15,413 (US$2,226), compared to RMB10,585 (US$1,633) for the first half of 2022. The decrease in revenue was mainly due to a significant decline in signings, which were affected by the overall downturn in the real estate industry.

Gross Profit

Gross profit increased by US$29.0 million to US$76.6 million, or 19.7% of total revenue for the first half of 2023 from US$47.6 million, or 8.1% of total revenue for the first half of 2022. Mainly due to optimization of project costs.

SG&A Expenses

SG&A expenses significantly decreased by 69.2% to US$21.9 million for the first half of 2023 from US$71.0 million for the first half of 2022. As a percentage of total revenue, SG&A expenses were 5.6% and 12.2% for the first half of 2023 and 2022, respectively. The main reason is that the Company took various measures to control SG&A expenses, such as salary cuts and stricter control of office expenses.

Net Loss

Net loss decreased by US$125.8 million to US$46.7 million for the first half of 2023 from US$172.5 million for the first half of 2022.

Balance Sheets

As of June 30, 2023, the Company’s cash and restricted cash decreased to US$380.8 million from US$560.7 million as of December 31, 2022.

Total debt outstanding was US$2,044.0 million as of June 30, 2023, a decrease of 4.5% from US$2,140.4 million as of December 31, 2022.

The balance of the Company’s real estate properties completed and under development at the end of the second quarter of 2023 was US$3,112.7 million compared to US$3,277.1 million as of December 31, 2022.

Completion of Exchange Offer and Consent Solicitation of Certain Notes

The Company has been proactively making effort to resolve debts both from domestic and foreign institutions since June 2022, and has reached or agreed into resolutions or settlements with institutions through various approaches.

On June 12, 2023, the Company announced an exchange offer to holders of the senior secured notes issued by the Company. The Exchange Offer expired at 5:00 p.m., Hong Kong time, on June 28, 2023 (the “Exchange Expiration Deadline”). As of the Exchange Expiration Deadline, US$307,363,580, or 46.6%, of the total aggregate outstanding principal amount of the Existing Notes were validly tendered for exchange for the Exchange Consideration. On August 18, 2023, US$307,363,580 of the total aggregate outstanding principal amount of the Existing Notes were exchanged and the Company (i) delivered the New Notes in the aggregate principal amount of US$331,303,941 and (ii) made a payment of Consent Fees in cash in the amount of US$1,536,863.12 in full satisfaction of the Exchange Consideration to the Eligible Holders whose Existing Notes had been validly tendered and accepted for exchange. Capitalized terms used but not defined herein have the meanings ascribed to them in Exhibit 99.1 of the Company’s report of foreign private issuer on Form 6-K filed on August 22, 2023.

This debt restructuring brought approximately US$140 million debt restructuring income to the Company, increasing the Company’s equity significantly. The pro forma financial statements after recording this debt featuring are shown below.

About Xinyuan Real Estate Co., Ltd.

Xinyuan is an NYSE-listed real estate developer primarily in China with projects in the United States. In China, Xinyuan develops and manages large-scale, high-quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi’an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements about future debt and financial position, potential future collaborative efforts, among others, and can generally be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to successfully enter new geographic markets, develop new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; the impact of pandemics, such as the COVID-19 pandemic, on the real estate market and the economies in our markets; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the U.S. Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2022. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

Notes to Unaudited Financial Information

This release contains unaudited financial information, which is subject to year-end audit adjustments and has not undergone external review. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Investor Relations

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Six months ended
	June 30,	June 30,
	2023	2022
	(unaudited)	(unaudited)
Total revenue	388,241	584,123

Total costs of revenue	(311,640)	(536,560)
Gross profit	76,601	47,563

Selling and distribution expenses	(2,264)	(19,374)
General and administrative expenses	(19,642)	(51,669)
Gain/(loss) on disposal of property held for lease	-	(256)

Operating income/(loss)	54,695	(23,736)

Interest income	2,858	1,159
Interest expenses	(85,290)	(83,770)
Loss on short-term investments	(2,185)	(69,828)
Gain on extinguishment of debt	2,897	-
Debt restructuring income	8,755	-
Other (expenses)/income	(1,774)	729
Exchange gain	17,975	22,040
Share of loss of equity investees	(7,846)	(23,356)

Income/(loss) from operations before income taxes	(9,915)	(176,762)

Income tax (expenses)/benefits	(36,765)	4,274

Net loss	(46,680)	(172,488)
Net income/(loss) attributable to non-controlling interest	8,045	(11,849)
Net income/(loss) attributable to Xinyuan Real Estate Co., Ltd. shareholders	(38,635)	(184,337)

Income/(loss) per ADS:
Basic	(7.17)	(3.45)
Diluted	(7.17)	(3.45)
ADS used in computation:
Basic	5,388	53,466
Diluted	5,388	53,466

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	June 30,	December 31,
	2023	2022
	(unaudited)	(audited)
ASSETS
Current assets
Cash and restricted cash	380,777	560,728
Short-term investments	9,304	11,993
Accounts receivable	12,004	32,588
Other receivables	372,267	383,513
Deposits for land use rights	31,340	33,858
Other deposits and prepayments	282,848	322,170
Advances to suppliers	48,024	54,229
Real estate properties development completed and under development	3,112,657	3,277,057
Amounts due from related parties	193,246	203,719
Amounts due from employees	4,140	1,466
Other current assets	13,987	7,886

Total current assets	4,460,594	4,889,207

Restricted cash, non-current	-	-
Real estate properties held for lease, net	341,954	373,468
Property and equipment, net	26,141	28,831
Long-term investment	82,605	92,473
Deferred tax assets	299,623	304,516
Deposits for land use rights and properties	31,830	33,024
Amounts due from related parties	12,135	15,056
Contract cost assets	64,880	52,516
Operating lease right-of-use assets	2,997	5,708
Other assets	54,642	55,479

TOTAL ASSETS	5,377,401	5,850,278

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	June 30,	December 31,
	2023	2022
	(unaudited)	(audited)
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and notes payable	954,951	950,184
Short-term bank loans and other debt	62,042	81,598
Customer deposits	927,284	1,280,517
Income tax payable	212,954	241,221
Other payables and accrued liabilities	563,511	489,623
Payroll and welfare payable	10,969	16,432
Current portion of long-term bank loans and other debt	1,466,390	1,653,120
Lease liability, current portion	2,032	3,781
Mandatorily redeemable non-controlling interests	10,217	9,864
Amounts due to related parties	73,320	66,620

Total current liabilities	4,283,670	4,792,960

Non-current liabilities
Long-term bank loans	337,699	146,603
Other long-term debt	177,833	259,081
Deferred tax liabilities	414,267	429,975
Unrecognized tax benefits	147,327	135,562
Lease liability	1,691	3,310
Amounts due to related parties	-	-

TOTAL LIABILITIES	5,362,487	5,767,491

Shareholders’ equity
Common shares	16	16
Treasury shares	(116,062)	(116,062)
Additional paid-in capital	544,955	544,955
Statutory reserves	179,320	179,457
Retained earnings	(696,600)	(656,638)
Accumulated other comprehensive loss	(37,804)	(21,615)
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	(126,175)	(69,887)
Non-controlling interest	141,089	152,674
Total equity	14,914	82,787

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,377,401	5,850,278

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(The pro forma financial statement after recording this debt restructuring)

(All US$ amounts and number of shares data in thousands, except per share data)

June 30,
2023
(pro forma)
Total revenue	388,241

Total costs of revenue	(311,640)
Gross profit	76,601

Selling and distribution expenses	(2,264)
General and administrative expenses	(19,642)

Operating income/(loss)	54,695

Interest income	2,858
Interest expenses	(85,290)
Loss on short-term investments	(2,185)
Gain on extinguishment of debt	2,897
Debt restructuring income	149,499
Other (expenses)/income	(1,774)
Exchange gain	17,975
Share of loss of equity investees	(7,846)

Income/(loss) from operations before income taxes	130,829

Income tax (expenses)/benefits	(36,765)

Net income	94,064
Net income/(loss) attributable to non-controlling interest	8,045
Net income/(loss) attributable to Xinyuan Real Estate Co., Ltd. shareholders	102,109

Income/(loss) per ADS:
Basic	18.95
Diluted	18.95
ADS used in computation:
Basic	5,388
Diluted	5,388

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(The pro forma financial statement after recording this debt restructuring)

(All US$ amounts and number of shares data in thousands)

June 30,
2023
(pro forma)
ASSETS
Current assets
Cash and restricted cash	380,777
Short-term investments	9,304
Accounts receivable	12,004
Other receivables	372,267
Deposits for land use rights	31,340
Other deposits and prepayments	282,848
Advances to suppliers	48,024
Real estate properties development completed and under development	3,112,657
Amounts due from related parties	193,246
Amounts due from employees	4,140
Other current assets	13,987

Total current assets	4,460,594

Restricted cash, non-current	-
Real estate properties held for lease, net	341,954
Property and equipment, net	26,141
Long-term investment	82,605
Deferred tax assets	299,623
Deposits for land use rights and properties	31,830
Amounts due from related parties	12,135
Contract cost assets	64,880
Operating lease right-of-use assets	2,997
Other assets	54,642

TOTAL ASSETS	5,377,401

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(The pro forma financial statement after recording this debt restructuring)

(All US$ amounts and number of shares data in thousands)

June 30,
2023
(pro forma)
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and notes payable	954,951
Short-term bank loans and other debt	62,042
Customer deposits	927,284
Income tax payable	212,954
Other payables and accrued liabilities	563,511
Payroll and welfare payable	10,969
Current portion of long-term bank loans and other debt	1,144,807
Lease liability, current portion	2,032
Mandatorily redeemable non-controlling interests	10,217
Amounts due to related parties	73,320

Total current liabilities	3,962,087

Non-current liabilities
Long-term bank loans	337,699
Other long-term debt	358,672
Deferred tax liabilities	414,267
Unrecognized tax benefits	147,327
Lease liability	1,691
Amounts due to related parties	-

TOTAL LIABILITIES	5,221,743

Shareholders’ equity
Common shares	16
Treasury shares	(116,062)
Additional paid-in capital	544,955
Statutory reserves	179,320
Retained earnings	(555,856)
Accumulated other comprehensive loss	(37,804)
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	14,569
Non-controlling interest	141,089
Total equity	155,658

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,377,401